SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
As Made Applicable to the Issuer Purusant to 12 C.F.R. Part 11
(Amendment No. 1)

K-V Pharmaceutical Company
(Name of Issuer)

Class A Common Stock, Par Value $.01 Per Share
(Title of Class of Securities)

482740206
(CUSIP Number)

Susanne V. Clark
Centerbridge Partners, L.P.
375 Park Avenue, 12th Floor
New York, New York 10152
(212) 672-5000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 2, 2011
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 12 Pages)

CUSIP No 482740206	SCHEDULE 13D/A	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON U.S. Healthcare I, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	OCC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER Warrants to Purchase up to 13,425,734 shares of Class A Common Stock (See Footnote 1 and Item 4 below)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER Warrants to Purchase up to 13,425,734 shares of Class A Common Stock (See Footnote 1 and Item 4 below)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON Warrants to Purchase up to 13,425,734 shares of Class A Common Stock (See Footnote 1 and Item 4 below)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.99% (See Footnote 1 and Item 4 below)
14	TYPE OF REPORTING PERSON OO

________________
(1)           As more fully described in Item 4, the reported securities are subject to a 4.99% "blocker" provision and the percentage set forth in row (13) gives effect to such blocker.  However, as more fully described in Item 4, the securities reported in rows (8), (10) and (11) show the number of shares of Class A Common Stock that would be issuable upon full exercise of the reported securities do not give effect to such blocker.  Also, as more fully described in Item 4 below, the reported securities are only exercisable on a cashless basis, and pursuant to the terms of the cashless exercise provisions of the reported securities, even without giving effect to the blocker, the reported securities have not been and are not currently exercisable into the full number of shares of Class A Common Stock underlying the reported securities.  Therefore, the actual number of shares of Class A Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker and the cashless exercise provisions, is less than the number of shares of Class A Common Stock reported in rows (8), (10) and (11).

CUSIP No. 482740206	SCHEDULE 13D/A	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON U.S. Healthcare II, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	OCC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER Warrants to Purchase up to 6,612,676 shares of Class A Common Stock (See Footnote 1 and Item 4 below)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER Warrants to Purchase up to 6,612,676 shares of Class A Common Stock (See Footnote 1 and Item 4 below)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON Warrants to Purchase up to 6,612,676 shares of Class A Common Stock (See Footnote 1 and Item 4 below)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.99% (See Footnote 1 and Item 4 below)
14	TYPE OF REPORTING PERSON OO

CUSIP No. 482740206	SCHEDULE 13D/A	Page 4 of 12 Pages

1	NAME OF REPORTING PERSON Centerbridge Credit Advisors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	OCC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER Warrants to Purchase up to 13,425,734 shares of Class A Common Stock (See Footnote 1 and Item 4 below)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER Warrants to Purchase up to 13,425,734 shares of Class A Common Stock (See Footnote 1 and Item 4 below))
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON Warrants to Purchase up to 13,425,734 shares of Class A Common Stock (See Footnote 1 and Item 4 below)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.99% (See Footnote 1 and Item 4 below)
14	TYPE OF REPORTING PERSON IA, OO

CUSIP No. 482740206	SCHEDULE 13D/A	Page 5 of 12 Pages

1	NAME OF REPORTING PERSON Centerbridge Special Credit Advisors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	OCC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER Warrants to Purchase up to 6,612,676 shares of Class A Common Stock (See Footnote 1 and Item 4 below)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER Warrants to Purchase up to 6,612,676 shares of Class A Common Stock (See Footnote 1 and Item 4 below)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON Warrants to Purchase up to 6,612,676 shares of Class A Common Stock (See Footnote 1 and Item 4 below)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.99% (See Footnote 1 and Item 4 below)
14	TYPE OF REPORTING PERSON IA, OO

CUSIP No. 482740206	SCHEDULE 13D/A	Page 6 of 12 Pages

1	NAME OF REPORTING PERSON Centerbridge Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	OCC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER Warrants to Purchase up to 20,038,410 shares of Class A Common Stock (See Footnote 1 and Item 4 below)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER Warrants to Purchase up to 20,038,410 shares of Class A Common Stock (See Footnote 1 and Item 4 below)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON Warrants to Purchase up to 20,038,410 shares of Class A Common Stock (See Footnote 1 and Item 4 below)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.99% (See Footnote 1 and Item 4 below)
14	TYPE OF REPORTING PERSON PN

CUSIP No. 482740206	SCHEDULE 13D/A	Page 7 of 12 Pages

1	NAME OF REPORTING PERSON Centerbridge Partners Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	OCC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER Warrants to Purchase up to 20,038,410 shares of Class A Common Stock (See Footnote 1 and Item 4 below)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER Warrants to Purchase up to 20,038,410 shares of Class A Common Stock (See Footnote 1 and Item 4 below)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON Warrants to Purchase up to 20,038,410 shares of Class A Common Stock (See Footnote 1 and Item 4 below)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.99% (See Footnote 1 and Item 4 below)
14	TYPE OF REPORTING PERSON OO

CUSIP No. 482740206	SCHEDULE 13D/A	Page 8 of 12 Pages

1	NAME OF REPORTING PERSON JEFFREY H. ARONSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	OCC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER Warrants to Purchase up to 20,038,410 shares of Class A Common Stock (See Footnote 1 and Item 4 below)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER Warrants to Purchase up to 20,038,410 shares of Class A Common Stock (See Footnote 1 and Item 4 below)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON Warrants to Purchase up to 20,038,410 shares of Class A Common Stock (See Footnote 1 and Item 4 below)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.99% (See Footnote 1 and Item 4 below)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 482740206	SCHEDULE 13D/A	Page 9 of 12 Pages

1	NAME OF REPORTING PERSON MARK T. GALLOGLY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	OCC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER Warrants to Purchase up to 20,038,410 shares of Class A Common Stock (See Footnote 1 and Item 4 below)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER Warrants to Purchase up to 20,038,410 shares of Class A Common Stock (See Footnote 1 and Item 4 below)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON Warrants to Purchase up to 20,038,410 shares of Class A Common Stock (See Footnote 1 and Item 4 below)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.99% (See Footnote 1 and Item 4 below)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 482740206	SCHEDULE 13D/A	Page 10 of 12 Pages

   This Schedule 13D/A (this “Amendment No. 1”) amends the Schedule 13D filed on November 29, 2010 (the “Original Schedule 13D” and the Original Schedule 13D as amended hereby, the “Schedule 13D”), relating to the shares of Class A common stock, par value of $.01 per share (the "Class A Common Stock"), of K-V Pharmaceutical Company, a corporation incorporated in the State of Delaware (the "Issuer"). As discussed in Item 4 below, the Original Schedule 13D did not take into account the then effective cashless exercise requirement described in Item 4 below.  After application of that requirement, the Reporting Persons’ actual aggregate percentage beneficial ownership at such time was approximately 9.3%.  Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Original Schedule 13D.  This Amendment No. 1 amends Items 3, 4, 5 and 6 as set forth below.  This is the final amendment to the Schedule 13D and constitutes an “exit filing” for the Reporting Persons.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby supplemented by the addition of the following:

On March 2, 2011, the Issuer and USH I and USH II entered into the Financing Amendment (as defined below).  In connection with the Financing Amendment, the Issuer issued to USH I and USH II, warrants to purchase up to 7,450,899 shares of Common Stock (the “March Warrants”), after adjustment pursuant to its terms.

Item 4.	PURPOSE OF TRANSACTION.

Item 4 is hereby supplemented by the addition of the following:

On February 9, 2011, the Issuer and USH I and USH II entered into a Waiver to the Credit and Guaranty Agreement (the “Waiver Agreement”).  Pursuant to the Waiver Agreement, USH I and USH II agreed to negotiate in good faith definitive documentation implementing a proposed amendment to the Financing to more permanently address developments in the Issuer’s actual and projected financial performance since the date the Financing was put in place, and USH I and USH II further agreed to release $12.5 million of the funds that were paid by the Issuer to Hologic, Inc. on February 10, 2011 to acquire Makena™, which was approved by the FDA on February 3, 2011. Pursuant to the Waiver Agreement, USH I and USH II waived compliance by the Issuer with certain covenants in the Financing through February 18, 2011, and all past covenant issues would be waived as part of the proposed amendment to the Financing. On February 18, 2011, the Issuer and USH I and USH II agreed to extend the Waiver Agreement, including the previous waiver of compliance with certain covenants, to the close of business on February 22, 2011, to allow the parties additional time to complete the definitive documentation.  On February 22, 2011, the Issuer and USH I and USH II agreed to further extend the Waiver Agreement, including the previous waiver of compliance with certain covenants, to the close of business on February 27, 2011, to allow the parties additional time to complete the definitive documentation.  On February 27, 2011, the Issuer and USH I and USH II agreed to further extend the Waiver Agreement, including the previous waiver of compliance with certain covenants, to the close of business on March 2, 2011, to allow the parties additional time to complete the definitive documentation.  On March 2, 2011, the Issuer and USH I and USH II completed the definitive documentation implementing the proposed amendments to the Financing  reflecting the terms described above (the “Financing Amendment”).

The March Warrants issued in connection with the Financing Amendment contain certain provisions that could reduce further the number of shares issuable upon exercise of the March Warrants, or the number of shares held by USH I and USH II in the event the March Warrants are exercised, if the Issuer completes certain sales of new shares of its common stock or repays specified amounts under its existing financing arrangements with USH I and USH II by certain dates.

The Initial Warrants and the Second Warrants (collectively, the “November Warrants”), as well as the March Warrants (together with the November Warrants, the “Warrants”) are only exercisable on a cashless basis.  As such, the number of shares of Class A Common Stock issuable upon exercise of the Warrants at any given time is determined in accordance with the terms of the cashless exercise provisions of the Warrants and takes into account the market price of the Class A Common Stock during a certain period prior to the time of exercise.  The Original Schedule 13D did not take into account this limitation on the ability of USH I and USH II to fully exercise the November Warrants. Giving effect to such limitation, the Reporting Persons’ actual aggregate beneficial ownership percentage at such time was approximately 9.3%.

In addition, pursuant to the terms of the March Warrants, the Reporting Persons cannot exercise any of the March Warrants until such time as the Reporting Persons would not beneficially own, after any such exercise, more than 4.99% of the outstanding shares of Class A Common Stock (the “March Blocker”).  As of the date hereof, each of the November Warrants includes a provision which prohibits the Reporting Persons from exercising any of the November Warrants until such time as the Reporting Persons would not beneficially own, after any such exercise, more than 4.99% of the outstanding shares of Class A Common Stock (the "November Blockers" and each of the March Blocker and the November Blockers, a "Blocker").  At this time, the Reporting Persons are not able to fully exercise the Warrants due to the Blockers and the cashless exercise feature.

In connection with the Financing Amendment, the Issuer, USH I and USH II entered into a Second Amended and Restated Registration Rights Agreement (the “Amended Registration Rights Agreement”), pursuant to which the Issuer has agreed to provide certain registration rights with respect to the shares of Class A Common Stock issuable upon the exercise of the Warrants under the 1933 Act, and the rules and regulations promulgated thereunder, and applicable state securities laws.

The above summary of the Waiver Agreement, Warrants, the Amended Registration Rights Agreement and the Financing Amendment does not purport to be complete and is qualified in its entirety by reference to the text of the Warrants, the Waiver Agreement, the Amended Registration Rights Agreement and the Financing Amendment, copies of which the Reporting Persons anticipate and understand will be filed by the Issuer.

CUSIP No. 482740206	SCHEDULE 13D/A	Page 11 of 12 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated in its entirety as follows:

   (a)    As described in Item 4, as of the date hereof, the Reporting Persons may be deemed the beneficial owners of the Warrants, representing approximately 4.99% of the Class A Common Stock.

   The aggregate percentage of Class A Common Stock beneficially owned by the Reporting Persons is based upon 48,530,559 shares of Class A Common Stock which represents the sum of (i) the 38,580,559 shares of Class A Common Stock reported to be outstanding as of February 14, 2011 by the Issuer in Exhibit 99.1 of its Form 8-K filed with the Securities and Exchange Commission on February 15, 2011 and (ii) the 9,950,000 shares of Class A Common Stock issued on or about February 17, 2011 by the Issuer as disclosed in the Form 8-K filed with the Securities and Exchange Commission on February 16, 2011.

   (b)    CCA, as manager of USH I, has the power to vote or direct the voting, and to dispose or direct the disposition, of shares of Class A Common Stock issuable pursuant to the Warrants held by USH I which are reported in this Schedule 13D.  CSCA, as manager of USH II, has the power to vote or direct the voting, and to dispose or direct the disposition, of the shares of Class A Common Stock issuable pursuant to the Warrants held by USH II which are reported in this Schedule 13D.  CP, as managing member of each of CCA and CSCA, CPH, as general partner of CP, and Messrs. Aronson and Gallogly as managing members of CPH may be deemed to have shared voting power and shared dispositive power with respect to all shares as to which CCA and CSCA have voting power or dispositive power.  Accordingly, USH I, CCA, USH II, CSCA, CP, CPH and Messrs. Aronson and Gallogly may be deemed to have shared voting and shared dispositive power with respect to an aggregate of 4.99% of the shares of Class A Common Stock outstanding.  However, none of the foregoing should be construed in and of itself as an admission by Messrs. Gallogly or Aronson or by any Reporting Person as to beneficial ownership of shares of Class A Common Stock owned (either directly and/or upon exercise of the Warrants) by another Reporting Person.

  In addition, each of Mr. Gallogly and Mr. Aronson expressly disclaims beneficial ownership of shares of Class A Common Stock owned (either directly and/or upon exercise of the Warrants) by any of USH I, CCA, USH II, CSCA, CP or CPH.

  (c)    Other than as disclosed in Item 4, the Reporting Persons have not effected any transactions in the Class A Common Stock within the last sixty days.

  (d)    No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock beneficially owned by the Reporting Persons.

  (e)    By virtue of the Blockers, March 2, 2011.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby supplemented by the addition of the following:

  On February 9, 2011, USH I and USH II entered into the Waiver Agreement and on March 2, 2011 USH I and USH II entered into the Amended Registration Rights Agreement and Financing Amendment and in connection therewith acquired beneficial ownership of the March Warrants on such date, copies of which the Reporting Persons anticipate and understand will be filed by the Issuer.

  Other than as reported in Item 4 and the Joint Acquisition Statement attached as Exhibit 1 hereto, as of the date hereof, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

CUSIP No. 482740206	SCHEDULE 13D/A	Page 12 of 12 Pages

SIGNATURES

  After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 3, 2011

U.S. HEALTHCARE I, L.L.C.

By:	Centerbridge Credit Advisors, L.L.C.,
its manager
By:	Centerbridge Partners, L.P.,
its managing member
By:	Centerbridge Partners Holdings, LLC,
its general partner

By:	/s/ Jeffrey H. Aronson
Name: Jeffrey H. Aronson
Title: Managing Member

U.S. HEALTHCARE II, L.L.C.

By:	Centerbridge Special Credit Advisors, L.L.C.,
its manager
By:	Centerbridge Partners, L.P.,
its managing member
By:	Centerbridge Partners Holdings, LLC,
its general partner

By:	/s/ Jeffrey H. Aronson
Name: Jeffrey H. Aronson
Title: Managing Member

CENTERBRIDGE CREDIT ADVISORS, L.L.C.

By:	Centerbridge Partners, L.P.,
its managing member
By:	Centerbridge Partners Holdings, LLC,
its general partner

By:	/s/ Jeffrey H. Aronson
Name: Jeffrey H. Aronson
Title: Managing Member

CENTERBRIDGE SPECIAL CREDIT ADVISORS, L.L.C.

By:	Centerbridge Partners, L.P.,
its managing member
By:	Centerbridge Partners Holdings, LLC,
its general partner

By:	/s/ Jeffrey H. Aronson
Name: Jeffrey H. Aronson
Title: Managing Member

CENTERBRIDGE PARTNERS, L.P.

By:	Centerbridge Partners Holdings, LLC,
its general partner

By:	/s/ Jeffrey H. Aronson
Name: Jeffrey H. Aronson
Title: Managing Member

CENTERBRIDGE PARTNERS HOLDINGS, LLC

By:	/s/ Jeffrey H. Aronson
Name: Jeffrey H. Aronson
Title: Managing Member

JEFFREY H. ARONSON

/s/ Jeffrey H. Aronson

MARK T. GALLOGLY

/s/ Mark T. Gallogly